UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29460 / October 8, 2010

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                                                                         :
In the Matter of   :
                                                                         :
AMERICAN CAPITAL, LTD.   :
2 Bethesda Metro Center   :
14th Floor   :
Bethesda, Maryland 20814   :
                                                                         :
(812-13714)   :
                                                                         :
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ORDER UNDER SECTION 61(a)(3)(B) OF THE INVESTMENT COMPANY ACT OF 1940

American Capital, Ltd. filed an application on November 5, 2009, and amendments to the
application on January 5, 2010, September 7, 2010 and September 16, 2010, requesting an order
under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act") that would
approve a proposal to grant certain stock options to directors who are not also employees or
officers of applicant (the "Non-employee Directors") under applicant's 2009 Stock Option Plan
(the "Plan").

On September 14, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29416). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that the terms of the proposal to issue options to Non-employee
Directors under the Plan are fair and reasonable and do not involve overreaching of applicant or
its shareholders.

Accordingly,

IT IS ORDERED, under section 61(a)(3)(B) of the Act, that the requested approval is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary